

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2023

Di Chen
Corporate Secretary
ZK International Group Co., Ltd.
No. 678 Dingxiang Road, Binhai Industrial Park
Economic & Technology Development Zone
Wenzhou, Zhejiang Province
People's Republic of China 325025

   Re: ZK International Group Co., Ltd.
     Form 20-F for the Fiscal Year Ended September 30, 2021
     Filed January 28, 2022
     File No. 001-38146

Dear Di Chen:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              Division of Corporation Finance
              Office of Manufacturing